                           Morgan Stanley Growth Fund
                           1221 Avenue of the Americas
                               New York, NY 10020

July 28, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management
           Mail Stop 0505

RE:      MORGAN STANLEY GROWTH FUND
         (FILE NO. 33-45450)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Growth Fund (the "Fund") filed with the Securities and Exchange Commission on May 27, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.
These changes will be reflected in post-effective amendment number 17 to the
Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about July 28, 2005.

             GENERAL COMMENTS TO FORM N-1A
             -----------------------------

COMMENT 1.   PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY
             POLICY NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT AND
             DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                  Response 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.   PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
             ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE REQUIRED
             BY THE U.S. PATRIOT ACT.

                  Response 2. The requisite notice of the customer
                  identification verification policy is disclosed in the
                  account application form. Anti-money laundering and customer verification disclosure is also included under the
                  "Shareholder Information-How to Buy Shares" section of the
                  Fund's prospectus.

             COMMENTS TO PROSPECTUS
             ----------------------

COMMENT 3.   TO THE EXTENT THAT THE FUND INVESTS IN EMERGING MARKET
             COUNTRIES, PLEASE INCLUDE THE RELEVANT RISK DISCLOSURE.

                  Response 3. The Fund does not invest in emerging market
                  countries.

COMMENT 4.   CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE OR
             AS A FOOTNOTE TO THE FEE TABLE AND IN THE EXAMPLE.

                  Response 4. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges
                  its clients. Therefore, it should not be included in the fee table, as a footnote to the fee table or in the Example.

COMMENT 5.   IF A DESCRIPTION OF THE FUND'S POLICIES AND PROCEDURES WITH
             RESPECT TO THE DISCLOSURE OF THE FUND'S PORTFOLIO SECURITIES IS
             AVAILABLE ON THE FUND'S WEBSITE, PLEASE SO STATE IN THE PROSPECTUS.

                  Response 5. Such a description does not appear on the Fund's website.

COMMENT 6.   HAVE FUND SHAREHOLDERS APPROVED THE AMENDED AND RESTATED
             INVESTMENT ADVISORY AGREEMENT?

                  Response 6. The Fund's investment advisory agreement was
                  amended and restated to remove the administrative services component from the Management Agreement and to reduce the
                  investment advisory fee. The administrative services
                  previously provided to the Fund by the Investment Adviser
                  are being provided by Morgan Stanley Services Company Inc.
                  ("Administrator") pursuant to a separate administration
                  agreement entered into by the Fund with the Administrator.
                  Such change resulted in a reduction in the advisory fee
                  concurrent with the implementation of an administration fee equal to the amount of the advisory fee reduction pursuant to the new administration agreement. Shareholder approval
                  was not required.

COMMENT 7.   CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING FAIR VALUATION
             TO THE SECTION "PRICING FUND SHARES".

                  Response 7. We respectfully acknowledge the comment, but
                  believe the current disclosure is sufficient.

COMMENT 8.   SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT TO
             THE FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES WITHOUT
             PRIOR NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN THE
             "LIMITATIONS ON EXCHANGES" SECTION OF THE PROSPECTUS HAS BEEN
             ADEQUATELY PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE 11A-3.
             CLARIFY THAT THE FUND WOULD ONLY REJECT THE PURCHASE PORTION OF AN
             EXCHANGE REQUEST.

                                       2

                  Response 8. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to
                  address market timing abuses as they occur. The Release
                  adopting the rules requiring enhanced market timing
                  disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further, written
                  notice of the policy, as disclosed in the Fund's prospectus, is consistent with the provisions of Rule 11a-3(b)(6)(ii).
                  Exchange requests consist of a redemption of Fund shares and a simultaneous purchase of another fund's shares. The Fund reserves the right to reject any exchange request for any
                  reason. The Fund would not reject a valid redemption
                  request.

COMMENT 9.   CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING REVENUE SHARING
             TO THE SECTION "ADDITIONAL INFORMATION".

                  Response 9. We respectfully acknowledge the comment, but
                  believe the current disclosure is sufficient.

COMMENT 10.  IN THE "HOW TO EXCHANGE SHARES - EXCHANGE PROCEDURES" SECTION,
             PLEASE REPLACE THE WORD "ACCEPTED" WITH "RECEIVED" OR ANOTHER TERM
             TO THAT EFFECT, IN ACCORDANCE WITH RULE 22C-1, WITH RESPECT TO THE
             FOLLOWING SENTENCE: "AN EXCHANGE TO ANY MORGAN STANLEY FUND (EXCEPT
             A MONEY MARKET FUND) IS MADE ON THE BASIS OF THE NEXT CALCULATED
             NET ASSET VALUES OF THE FUNDS INVOLVED AFTER THE EXCHANGE
             INSTRUCTIONS ARE ACCEPTED." [EMPHASIS ADDED]

                  Response 10. The disclosure has been so revised.

COMMENT 11.  CONFIRM THAT THE ANNUAL DISTRIBUTION AND SHAREHOLDER SERVICES
             (12B-1) FEES PAYABLE BY THE FUND'S CLASSES WILL NOT EXCEED THE
             LIMITATIONS UNDER THE RULES OF THE NATIONAL ASSOCIATION OF
             SECURITIES DEALERS (NASD) RELATING TO "SERVICE FEES" AND
             "ASSET-BASED SALES CHARGES."

                  Response 11. The Fund complies with the limitations under
                  the NASD Rules relating to "service fees" and "asset-based sales charges."

COMMENT 12.  EXPLAIN SUPPLEMENTALLY WHETHER THE FOLLOWING SENTENCE INCLUDED
             UNDER "FUND - FUND MANAGEMENT" IS CONSISTENT WITH ITEM 5(A)(2) AND
             ITEM 15(A) OF FORM N-1A: "THE COMPOSITION OF THE TEAM MAY CHANGE
             WITHOUT NOTICE FROM TIME TO TIME."

                  Response 12. Item 5(a)(2) requires disclosure of the persons
                  "primarily responsible for the day-to-day management of the
                  Fund's portfolio ("Portfolio Manager")," and Item 15(a)
                  requires certain disclosure regarding such persons'
                  management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons "primarily responsible for the day-to-day
                  management of the Fund's portfolio" (any such persons are
                  disclosed under Item 5(a)(2) and Item 15 (a)) and persons
                  who are not. The referenced disclosure states that the
                  composition of the team may change

                                       3

                  without notice from time to time. We note supplementally
                  that, notwithstanding this disclosure, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional
                  Information with the information required by Item 5(a)(2)
                  and Item 15(a) for such team member.

COMMENT 13.  THE FIRST PARAGRAPH UNDER "THE FUND - PRINCIPAL INVESTMENT
             STRATEGIES" ON P. 1 STATES THAT "THE FUND WILL NORMALLY INVEST AT
             LEAST 65% OF ITS ASSETS IN COMMON STOCKS PRIMARILY OF COMPANIES
             HAVING MARKET VALUES OR CAPITALIZATIONS OF AT LEAST $1 BILLION THAT
             THE FUND'S "INVESTMENT ADVISER," MORGAN STANLEY INVESTMENT
             ADVISORS, INC., BELIEVES EXHIBIT STRONG EARNINGS AND FREE CASH FLOW
             GROWTH. THE INVESTMENT ADVISER SEEKS TO MAXIMIZE LONG-TERM CAPITAL
             APPRECIATION BY INVESTING PRIMARILY IN GROWTH-ORIENTED EQUITY
             SECURITIES. THE INVESTMENT ADVISER EMPHASIZES INDIVIDUAL SECURITY
             SELECTION." THE FOURTH PARAGRAPH OF THE SECTION TALKS ABOUT COMMON
             STOCKS, CONVERTIBLE SECURITIES AND DEPOSITARY RECEIPTS. PLEASE
             CLARIFY WHETHER THE 65% TEST APPLIES ONLY TO COMMON STOCKS OR
             WHETHER IT ACTUALLY APPLIES TO "EQUITY SECURITIES," WHICH MAY
             INCLUDE COMMON STOCKS, CONVERTIBLE SECURITIES AND DEPOSITARY
             RECEIPTS.

                  Response 13. The disclosure has been revised accordingly.

COMMENT 14.  THE THIRD PARAGRAPH UNDER "PRINCIPAL INVESTMENT STRATEGIES"
             CONTAINS THE FOLLOWING SENTENCE: "VALUATION IS VIEWED IN THE
             CONTEXT OF PROSPECTS FOR SUSTAINABLE EARNINGS GROWTH AND THE
             POTENTIAL FOR POSITIVE EARNINGS SURPRISES." PLEASE CONSIDER WHETHER
             THE TERM "SURPRISES" IS CONSISTENT WITH THE STAFF'S POSITION
             REGARDING PLAIN ENGLISH DISCLOSURE.

                  Response 14. We respectfully acknowledge the comment, but
                  believe the current disclosure is sufficient.

COMMENT 15.  TO THE EXTENT THAT THE FUND INVESTS IN CONVERTIBLE SECURITIES
             RATED BELOW INVESTMENT GRADE, PLEASE INCLUDE THE RELEVANT RISK
             DISCLOSURE.

                  Response 15. The relevant risk disclosure is included in the
                  Prospectus section entitled "Additional Risk Information."

COMMENT 16.  ON P. 6, PLEASE ADD THE APPROPRIATE INTRODUCTORY TEXT BEFORE
             THE FEE TABLE.

                  Response 16. The introductory text appeared on p. 5 in the
                  485(a) filing. It will appear on the same page as the fee
                  table in the final document.

                                       4

             COMMENTS TO SAI
             ---------------

COMMENT 17.  PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES
             APPLICABLE DISCLOSURE REGARDING "SEGREGATING ASSETS" IN CONNECTION
             WITH THE FUND'S USE OF DERIVATIVES.

                  Response 17. The disclosure has been so revised.

COMMENT 18.  IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
             COMPENSATION STRUCTURE," INCLUDE ONLY THE DISCRETIONARY
             COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING
             THE LAST YEAR.

                  Response 18. We believe the current disclosure is in
                  compliance with SEC Release 2004-89. The Release requires
                  that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its
                  portfolio managers. The Release notes that the purpose of
                  this disclosure is to help investors better understand a
                  portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise
                  when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our
                  view, should include all possible forms of compensation that are available to the portfolio manager in connection with
                  managing the portfolio and other accounts.

COMMENT 19.  PLEASE REVISE THE "DISCLOSURE OF PORTFOLIO HOLDINGS" SECTION TO
             (I) CLARIFY WHAT TIME LAG THERE IS WITH RESPECT TO DISSEMINATION OF
             PUBLIC PORTFOLIO HOLDINGS INFORMATION, (II) CLARIFY WHICH
             EXEMPTIONS AND EXCEPTIONS TO THE POLICY EXIST AND (III) INCLUDE AN
             EXHAUSTIVE LIST OF THOSE PERSONS WHO MAY RECEIVE NON-PUBLIC
             PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A
             NON-DISCLOSURE AGREEMENT. PLEASE SUPPLEMENTALLY DISCUSS WHY PERSONS
             WHO OWE A DUTY OF TRUST OR CONFIDENCE TO THE FUND MAY RECEIVE
             NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A
             NON-DISCLOSURE AGREEMENT. PLEASE PROVIDE A LIST OF ALL ONGOING
             ARRANGEMENTS.

                  Response 19. With respect to clause (i), we respectfully
                  acknowledge the comment, but believe the current disclosure is sufficient. With respect to clauses (ii) and (iii), the disclosure has been so revised. Persons who owe a duty of
                  trust or confidence to the Fund (such as lawyers and
                  accountants) have non-disclosure obligations with respect to many kinds of information concerning the Fund, including
                  non-public portfolio holdings information. Requiring such
                  persons to enter into a non-disclosure agreement would be
                  redundant. A current list of all ongoing arrangements has
                  been added to the definitive SAI.

COMMENT 20.  PROVIDE FURTHER FUND SPECIFIC DISCLOSURE PURSUANT TO ITEM
             12(B)(10) OF FORM N-1A.

                                       5

                  Response 20. Additional disclosure has been added to the SAI in compliance with Item 12(b)(10) of Form N-1A.

COMMENT 21.  IN THE SECTION ENTITLED "MANAGEMENT OF THE FUND - MANAGEMENT
             INFORMATION" IN THE PARAGRAPH THAT BEGINS "THE FUND DOES NOT HAVE A
             SEPARATE NOMINATING COMMITTEE....," THE LAST SENTENCE OF SUCH
             PARAGRAPH STATES "NOMINATIONS FROM SHAREHOLDERS SHOULD BE IN
             WRITING AND SENT TO THE INDEPENDENT TRUSTEES AS DESCRIBED BELOW."
             PLEASE REVISE THE DISCLOSURE TO MAKE CLEAR WHAT IS MEANT BY "AS
             DESCRIBED BELOW."

                  Response 21. The disclosure has been revised to read as
                  follows: Nominations from shareholders should be in writing and sent to the Independent Trustees as described below
                  under the caption "Shareholder Communications."

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5442. Thank you.

Sincerely,

/s/ Rita Rubin

Rita Rubin